UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2019

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com

For immediate release

April 24, 2019

METHANEX REPORTS FIRST QUARTER 2019 RESULTS AND INCREASES DIVIDEND BY 9%

VANCOUVER, BRITISH COLUMBIA - For the first quarter of 2019, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $38 million ($0.50 per common share on a diluted basis) compared to net income of $161 million ($1.68 per common share on a diluted basis) in the fourth quarter of 2018. Adjusted EBITDA for the first quarter of 2019 was $194 million and Adjusted net income was $56 million ($0.73 per common share). These results include the impact of IFRS 16, a substantial change to lease accounting standards. Excluding the impact of IFRS 16, Adjusted EBITDA would have been $166 million in the first quarter of 2019. This compares with Adjusted EBITDA of $197 million and Adjusted net income of $90 million ($1.15 per common share) for the fourth quarter of 2018.

John Floren, President and CEO of Methanex, commented, "The lower Adjusted EBITDA and earnings in the first quarter primarily reflects lower average realized prices compared to the last quarter which was partially offset by higher sales of Methanex-produced methanol. In addition, in a declining price environment, our margins tend to be lower than in a stable price environment due to inventory timing differences. Our average realized methanol price decreased by $70 per tonne in the quarter to $331 per tonne, which compares to $401 per tonne realized in the fourth quarter. We were pleased to see methanol pricing stabilize, supported by steady demand combined with a number of supply outages globally.”

“In the quarter, we successfully completed our first major turnaround at our Geismar 1 facility and subsequently achieved a daily production record from the plant. We continued our long track record of returning excess cash to shareholders by returning $31 million through our regular dividend and share repurchases. On March 18, 2019, we commenced a normal course issuer bid to purchase up to 3,863,298 common shares. To March 31, 2019, we have repurchased 99,893 common shares for $5.8 million. In addition, I am pleased to announce that the Board of Directors has approved a 9% increase to the quarterly dividend to shareholders, to $0.36 per share from $0.33 per share."

“We have $285 million of cash on hand at the end of the first quarter, a committed revolving credit facility, and a robust balance sheet. The strategic investments we have made in our business have strengthened our asset base, significantly increased our global production capacity, enhanced our ability to serve customers and substantially improved our earnings capabilities and cash generation potential over a wide range of methanol prices.

"Our balanced approach to capital allocation remains unchanged. We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases," Floren said.

METHANEX CORPORATION 2019 FIRST QUARTER NEWS RELEASE    PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the first quarter of 2019. It is not a complete source of information for readers and is not in any way a substitute for reading the first quarter 2019 Management’s Discussion and Analysis ("MD&A") dated April 24, 2019 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2019, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2019 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,808	1,885	1,943
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,921	1,599	1,884
Purchased methanol	473	908	613
Commission sales	329	245	321
Total sales volume [1]	2,723	2,752	2,818

Methanex average non-discounted posted price ($ per tonne) [2]	392	487	475
Average realized price ($ per tonne) [3]	331	401	402

Revenue	733	977	962
Adjusted revenue	800	1,008	987
Adjusted EBITDA	194	197	306
Cash flows from operating activities	213	218	245
Adjusted net income	56	90	171
Net income (attributable to Methanex shareholders)	38	161	169

Adjusted net income per common share	0.73	1.15	2.03
Basic net income per common share	0.50	2.07	2.02
Diluted net income per common share	0.50	1.68	2.00

Common share information (millions of shares)
Weighted average number of common shares	77	78	84
Diluted weighted average number of common shares	77	78	84
Number of common shares outstanding, end of period	77	77	83

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was no Tolling Volume produced in the first quarter of 2019 or the fourth quarter of 2018. There was 40,000 MT of Tolling Volume in the first quarter of 2018.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2019 FIRST QUARTER NEWS RELEASE    PAGE 2

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Net income (attributable to Methanex shareholders)	$38	$161	$169
Mark-to-market impact of share-based compensation, net of tax	18	(71)	2
Adjusted net income	$56	$90	$171
Diluted weighted average shares outstanding (millions)	77	78	84
Adjusted net income per common share	$0.73	$1.15	$2.03

▪
As at January 1, 2019 we adopted a new accounting standard, IFRS 16 Leases ("IFRS 16"), using the modified retrospective adoption approach. As a result of this method of adoption, the figures for Q1 2019 reflect the adoption of the standard, while the comparable periods presented are not restated. The adoption of IFRS 16 results in higher Adjusted EBITDA for Q1 2019 by $28 million due to changes in the recognition and classification of lease costs from cost of sales to depreciation and amortization ($24 million) and finance costs ($5 million), but has a minimal impact on net income attributable to Methanex shareholders and Adjusted net income. The adoption of IFRS 16 has no net cash impact. Refer to the Adoption of New Accounting Standards section on page 14.

▪
We recorded net income attributable to Methanex shareholders of $38 million during the first quarter of 2019 compared to net income of $161 million in the fourth quarter of 2018. The decrease in earnings is primarily due to a decrease in our average realized methanol price, partially offset by an increase in sales of Methanex-produced methanol during the first quarter and the change in the mark-to-market impact of share-based compensation.

▪
We recorded Adjusted EBITDA of $194 million for the first quarter of 2019 compared with $197 million for the fourth quarter of 2018. Adjusted EBITDA for the first quarter of 2019 includes the adoption of IFRS 16 which increased Adjusted EBITDA for the first quarter of 2019 by $28 million. Excluding the impact of the adoption of IFRS 16, Adjusted EBITDA for the first quarter of 2019 would be lower by $31 million compared to the fourth quarter of 2018. The decrease in Adjusted EBITDA excluding the impact of IFRS 16 is primarily due to the decrease in our average realized methanol price, partially offset by an increase in sales of Methanex-produced methanol.

▪
Adjusted net income was $56 million for the first quarter of 2019 compared to Adjusted net income of $90 million for the fourth quarter of 2018. The decrease in Adjusted net income is primarily due to a decrease in average realized price to $331 per tonne for the first quarter of 2019 from $401 per tonne for the fourth quarter of 2018, partially offset by an increase in sales of Methanex-produced methanol.

▪	We produced 1,808,000 tonnes in the first quarter of 2019 compared to 1,885,000 tonnes for the fourth quarter of 2018.

▪
Total sales volume for the first quarter of 2019 was 2,723,000 tonnes compared with 2,752,000 tonnes for the fourth quarter of 2018. Sales of Methanex-produced methanol were 1,921,000 tonnes in the first quarter of 2019 compared with 1,599,000 tonnes in the fourth quarter of 2018.

▪	On March 18, 2019 we commenced a normal course issuer bid to purchase up to 3,863,298 common shares. To March 31, 2019, we have repurchased 99,893 common shares for $5.8 million.

▪	During the first quarter of 2019 we paid a $0.33 per common share quarterly dividend to shareholders for a total of $25 million.

▪	We announced today that the Board of Directors has approved a 9% increase to our quarterly dividend to shareholders, from $0.33 per share per quarter to $0.36 per share per quarter.

▪
We continue to make good progress on a potential Geismar 3 production facility. We continue to expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision with the remaining approximately $35 million to be spent in the second quarter of 2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

METHANEX CORPORATION 2019 FIRST QUARTER NEWS RELEASE    PAGE 3

PRODUCTION HIGHLIGHTS

	Q1 2019		Q4 2018	Q1 2018
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	608	437	389	487
USA (Geismar)	500	405	527	513
Trinidad (Methanex interest) [3]	500	429	448	459
Chile [4]	430	241	206	166
Egypt (50% interest)	158	141	155	165
Canada (Medicine Hat)	150	155	160	153
	2,346	1,808	1,885	1,943

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[4]
The operating capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock. For 2018, our operating capacity in Chile was 0.9 million tonnes. In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007.

Key production and operational highlights during the first quarter include:

▪
New Zealand produced 437,000 tonnes compared with 389,000 tonnes in the fourth quarter of 2018. Production in the first quarter of 2019 is higher than the fourth quarter of 2018 as our Waitara Valley site undertook a scheduled turnaround in the fourth quarter of 2018 and returned to operations in early January. Overall, production for New Zealand continues to experience gas constraints, primarily as a result of natural gas suppliers completing planned and unplanned maintenance activities. We expect these upstream maintenance activities to continue in the second quarter.

▪
Geismar produced 405,000 tonnes during the first quarter of 2019 compared to 527,000 tonnes during the fourth quarter of 2018. Production in Geismar for the first quarter of 2019 is lower than the fourth quarter of 2018 due to a scheduled turnaround of the Geismar 1 plant completed in the quarter.

▪
Trinidad produced 429,000 tonnes (Methanex interest) compared with 448,000 tonnes in the fourth quarter of 2018. Production in Trinidad is lower in the first quarter of 2019 compared to the fourth quarter of 2018 primarily as a result of a scheduled turnaround of the Titan plant that commenced in March 2019. The turnaround is scheduled to complete by the end of April 2019. Additionally, we continue to experience gas curtailments in Trinidad.

▪
The Chile facilities, Chile I and IV, produced 241,000 tonnes during the first quarter of 2019 from a combination of Chile and Argentina sourced natural gas with Chile IV production experiencing a few minor technical issues during the quarter. This compares to 206,000 tonnes during the fourth quarter of 2018.

▪
The Egypt facility produced 282,000 tonnes (Methanex interest - 141,000 tonnes) in the first quarter of 2019 compared with 310,000 tonnes (Methanex interest - 155,000 tonnes) in the fourth quarter of 2018. Mechanical issues experienced during the quarter resulted in lower production for the first quarter of 2019 compared to the fourth quarter of 2018. On April 9th, the Egypt facility experienced an outage and the plant remains off-line. We expect limited production from the Egypt facility for the second quarter of 2019 as repairs are made.

▪	Medicine Hat produced 155,000 tonnes during the first quarter of 2019 compared to 160,000 tonnes in the fourth quarter of 2018.

METHANEX CORPORATION 2019 FIRST QUARTER NEWS RELEASE    PAGE 4

CONFERENCE CALL
A conference call is scheduled for April 25, 2019 at 12:00 noon ET (9:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2216, or toll free at (800) 273-9672. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until May 9, 2019 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 8039337#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This first quarter 2019 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the first quarter 2019 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP measures on page 15 of the Company's MD&A for the period ended March 31, 2019 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2019 FIRST QUARTER NEWS RELEASE    PAGE 5

1
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months Ended March 31, 2019
At April 23, 2019 the Company had 77,006,080 common shares issued and outstanding and stock options exercisable for 1,235,665 additional common shares.
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Net income (attributable to Methanex shareholders)	$38	$161	$169
Mark-to-market impact of share-based compensation, net of tax	18	(71)	2
Adjusted net income	$56	$90	$171
Diluted weighted average shares outstanding (millions)	77	78	84
Adjusted net income per common share	$0.73	$1.15	$2.03

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
As at January 1, 2019 we adopted a new accounting standard, IFRS 16 Leases ("IFRS 16"), using the modified retrospective adoption approach. As a result of this method of adoption, the figures for Q1 2019 reflect the adoption of the standard, while the comparable periods presented are not restated. The adoption of IFRS 16 results in higher Adjusted EBITDA for Q1 2019 by $28 million due to changes in the recognition and classification of lease costs from cost of sales to depreciation and amortization ($24 million) and finance costs ($5 million), but has a minimal impact on net income attributable to Methanex shareholders and Adjusted net income. The adoption of IFRS 16 has no net cash impact. Refer to the Adoption of New Accounting Standards section on page 14.

▪
We recorded net income attributable to Methanex shareholders of $38 million during the first quarter of 2019 compared to net income of $161 million in the fourth quarter of 2019. The decrease in earnings is primarily due to a decrease in our average realized methanol price, partially offset by an increase in sales of Methanex-produced methanol during the first quarter and the change in the mark-to-market impact of share-based compensation.

▪
We recorded Adjusted EBITDA of $194 million for the first quarter of 2019 compared with $197 million for the fourth quarter of 2018. Adjusted EBITDA for the first quarter of 2019 includes the adoption of IFRS 16 which increased Adjusted EBITDA for the first quarter of 2019 by $28 million. Excluding the impact of the adoption of IFRS 16, Adjusted EBITDA for the first quarter of 2019 would be lower by $31 million compared to the fourth quarter of 2018. The decrease in Adjusted EBITDA excluding the impact of IFRS 16 is primarily due to the decrease in our average realized methanol price, partially offset by an increase in sales of Methanex-produced methanol.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

▪
Adjusted net income was $56 million for the first quarter of 2019 compared to Adjusted net income of $90 million for the fourth quarter of 2018. The decrease in Adjusted net income is primarily due to a decrease in average realized price to $331 per tonne for the first quarter of 2019 from $401 per tonne for the fourth quarter of 2018, partially offset by an increase in sales of Methanex-produced methanol.

▪	Production for the first quarter of 2019 was 1,808,000 tonnes compared with 1,885,000 tonnes for the fourth quarter of 2018. Refer to the Production Summary section on page 4 of the MD&A.

▪
Total sales volume for the first quarter of 2019 was 2,723,000 tonnes compared with 2,752,000 tonnes for the fourth quarter of 2019. Sales of Methanex-produced methanol were 1,921,000 tonnes in the first quarter of 2019 compared with 1,599,000 tonnes in the fourth quarter of 2018.

▪	On March 18, 2019 we commenced a normal course issuer bid to purchase up to 3,863,298 common shares. To March 31, 2019, we have repurchased 99,893 common shares for $5.8 million.

▪	During the first quarter of 2019 we paid a $0.33 per common share quarterly dividend to shareholders for a total of $25 million.

▪	We announced today that the Board of Directors has approved a 9% increase to our quarterly dividend to shareholders, from $0.33 per share per quarter to $0.36 per share per quarter.

▪
We continue to make good progress on a potential Geismar 3 production facility. We continue to expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision with the remaining approximately $35 million to be spent in the second quarter of 2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

This First Quarter 2019 Management’s Discussion and Analysis dated April 24, 2019 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2019 as well as the 2018 Annual Consolidated Financial Statements and MD&A included in the Methanex 2018 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2018 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,808	1,885	1,943
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,921	1,599	1,884
Purchased methanol	473	908	613
Commission sales	329	245	321
Total sales volume [1]	2,723	2,752	2,818

Methanex average non-discounted posted price ($ per tonne) [2]	392	487	475
Average realized price ($ per tonne) [3]	331	401	402

Revenue	733	977	962
Adjusted revenue	800	1,008	987
Adjusted EBITDA	194	197	306
Cash flows from operating activities	213	218	245
Adjusted net income	56	90	171
Net income (attributable to Methanex shareholders)	38	161	169

Adjusted net income per common share	0.73	1.15	2.03
Basic net income per common share	0.50	2.07	2.02
Diluted net income per common share	0.50	1.68	2.00

Common share information (millions of shares)
Weighted average number of common shares	77	78	84
Diluted weighted average number of common shares	77	78	84
Number of common shares outstanding, end of period	77	77	83

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was no Tolling Volume produced in the first quarter of 2019 or the fourth quarter of 2018. There was 40,000 MT of Tolling Volume in the first quarter of 2018.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q1 2019		Q4 2018	Q1 2018
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	608	437	389	487
USA (Geismar)	500	405	527	513
Trinidad (Methanex interest) [3]	500	429	448	459
Chile [4]	430	241	206	166
Egypt (50% interest)	158	141	155	165
Canada (Medicine Hat)	150	155	160	153
	2,346	1,808	1,885	1,943

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[4]
The operating capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock. For 2018, our operating capacity in Chile was 0.9 million tonnes. In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007.

New Zealand
The New Zealand facilities produced 437,000 tonnes of methanol in the first quarter of 2019 compared with 389,000 tonnes in the fourth quarter of 2018. Production in the first quarter of 2019 is higher than the fourth quarter of 2018 as our Waitara Valley site undertook a scheduled turnaround in the fourth quarter of 2018 and returned to operations in early January. Overall, production for New Zealand continues to experience gas constraints, primarily as a result of natural gas suppliers completing planned and unplanned maintenance activities. We expect these upstream maintenance activities to continue in the second quarter. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability.
United States
The Geismar facilities produced 405,000 tonnes during the first quarter of 2019 compared to 527,000 tonnes during the fourth quarter of 2018. Production in Geismar for the first quarter of 2019 is lower than the fourth quarter of 2018 due to a scheduled turnaround of the Geismar 1 plant completed in the quarter. During the turnaround, we completed the first phase of our debottlenecking project for the Geismar 1 plant to increase production by approximately 10% with minimal capital investment.
Trinidad
The Trinidad facilities produced 429,000 tonnes (Methanex interest) in the first quarter of 2019 compared with 448,000 tonnes (Methanex interest) in the fourth quarter of 2018. Production in Trinidad is lower in the first quarter of 2019 compared to the fourth quarter of 2018 primarily as a result of a scheduled turnaround of the Titan plant that commenced in March 2019. The turnaround is scheduled to complete by the end of April 2019. Additionally, we continue to experience gas curtailments in Trinidad.
Chile
The Chile facilities, Chile I and IV, produced 241,000 tonnes during the first quarter of 2019 from a combination of Chile and Argentina sourced natural gas. This compares to 206,000 tonnes for Chile I during the fourth quarter of 2018. Following the restart of the Chile IV plant in the fourth quarter of 2018 the plant experienced a few minor technical issues which led to lower production in the first quarter of 2019 as compared to Operating Capacity.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually in the near-term. The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.
Egypt
The Egypt facility produced 282,000 tonnes (Methanex interest - 141,000 tonnes) in the first quarter of 2019 compared with 310,000 tonnes (Methanex interest - 155,000 tonnes) in the fourth quarter of 2018. Mechanical issues experienced during the quarter resulted in lower production for the first quarter of 2019 compared to the fourth quarter of 2018. On April 9th, the Egypt facility experienced an outage and the plant remains off-line. We expect limited production from the Egypt facility for the second quarter of 2019 as repairs are made.
Canada
The Medicine Hat facility produced 155,000 tonnes during the first quarter of 2019 compared to 160,000 tonnes in the fourth quarter of 2018.
FINANCIAL RESULTS

For the first quarter of 2019, we reported net income attributable to Methanex shareholders of $38 million ($0.50 per common share on a diluted basis) compared with net income attributable to Methanex shareholders for the fourth quarter of 2018 of $161 million ($1.68 per common share on a diluted basis).

For the first quarter of 2019, we recorded Adjusted EBITDA of $194 million and Adjusted net income of $56 million ($0.73 million per common share). This compares with Adjusted EBITDA of $197 million and Adjusted net income of $90 million ($1.15 per common share) for the fourth quarter of 2018. Adjusted EBITDA for the first quarter of 2019 includes the adoption of IFRS 16 which increased Adjusted EBITDA for the first quarter of 2019 by $28 million. Excluding the impact of the adoption of IFRS 16, Adjusted EBITDA for the first quarter of 2019 would be lower by $31 million compared to the fourth quarter of 2018. Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
($ millions)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Consolidated statements of income:
Revenue	$733	$977	$962
Cost of sales and operating expenses	(581)	(701)	(661)
Mark-to-market impact of share-based compensation	22	(87)	2
Adjusted EBITDA (attributable to associate)	37	27	39
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(17)	(19)	(36)
Adjusted EBITDA (attributable to Methanex shareholders)	194	197	306

Mark-to-market impact of share-based compensation	(22)	87	(2)
Depreciation and amortization [1]	(85)	(62)	(59)
Finance costs [1]	(28)	(23)	(24)
Finance income and other expenses	—	2	4
Income tax expense	(9)	(33)	(45)
Earnings of associate adjustment [2]	(19)	(10)	(19)
Non-controlling interests adjustment [2]	7	3	8
Net income (attributable to Methanex shareholders)	$38	$161	$169
Net income	$46	$177	$197

[1]
Depreciation and amortization and finance costs for the period ended March 31, 2019 includes the impact of the adoption of IFRS 16 "Leases". The comparative periods have not been restated as the Company has adopted IFRS 16 using the modified retrospective approach.

[2]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2019 compared with Q4 2018	Q1 2019 compared with Q1 2018
Average realized price	$(164)	$(169)
Sales volume	(12)	(15)
Total cash costs	145	44
IFRS 16 leasing adoption impact[1]	28	28
Decrease in Adjusted EBITDA	$(3)	$(112)
1 Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A for more information relating to the adoption of IFRS 16.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Methanex average non-discounted posted price	392	487	475
Methanex average realized price	331	401	402

Methanex’s average realized price for the first quarter of 2019 decreased compared to the fourth quarter of 2018 and the first quarter of 2018 driven by lower average non-discounted posted prices in North America, Asia Pacific and Europe (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information). Our average realized price for the first quarter of 2019 was $331 per tonne compared to $401 per tonne in the fourth quarter of 2018 and $402 per tonne in the first quarter of 2018. The decrease in average realized price for the first quarter of 2019 compared with the fourth quarter of 2018 decreased Adjusted EBITDA by $164 million, and the decrease in average realized price for the first quarter of 2019 compared to the first quarter of 2018 decreased Adjusted EBITDA by $169 million.
Sales volume
Methanol sales volume excluding commission sales volume in the first quarter of 2019 was 113,000 tonnes lower than the fourth quarter of 2018 and 103,000 tonnes lower than the first quarter of 2018. The decrease in the first quarter of 2019 compared to the fourth quarter of 2018 decreased Adjusted EBITDA by $12 million. The decrease in the first quarter of 2019 compared with the same period in 2018, decreased Adjusted EBITDA by $15 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q1 2019 compared with Q4 2018	Q1 2019 compared with Q1 2018
Methanex-produced methanol costs	$52	$15
Proportion of Methanex-produced methanol sales	74	24
Purchased methanol costs	37	33
Logistics costs	(15)	(11)
Other, net	(3)	(17)
Increase in Adjusted EBITDA due to changes in total cash costs	$145	$44

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the first quarter of 2019 compared with the fourth quarter of 2018 and the first quarter of 2018, Methanex-produced methanol costs were lower by $52 million and $15 million, respectively. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2019 compared with the fourth quarter of 2018 and the first quarter of 2018, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $74 million and by $24 million, respectively.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory.
Logistics costs
Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Logistics costs in the first quarter of 2019 were $15 million higher than in the fourth quarter of 2018, decreasing Adjusted EBITDA. Logistics costs for the first quarter of 2019 compared with the same period in 2018, were $11 million and higher, decreasing Adjusted EBITDA. Logistics costs for all periods presented were higher primarily due to increased Methanex-produced methanol sales volume.
Other, net
Other, net relates to unabsorbed fixed costs, tolling margins, selling, general and administrative expenses and other operational items. For the first quarter of 2019 compared with the fourth quarter of 2018, other costs were higher by $3 million, primarily due to higher selling, general and administrative expenses and higher cloud-based computing system implementation costs incurred during the quarter.

For the first quarter of 2019 compared with the same period in 2018, other costs were higher by $17 million, primarily due to higher unabsorbed fixed costs at our manufacturing sites during scheduled turnarounds, higher selling, general and administrative expenses, lower tolling margins and higher cloud-based computing system implementation costs incurred during the quarter.
IFRS 16 leasing adjustment
The adoption of IFRS 16 in the first quarter of 2019 has increased Adjusted EBITDA by $28 million compared to the prior periods presented which do not reflect IFRS 16. The lower lease costs included in the calculation of Adjusted EBITDA due to the adoption of IFRS 16 is approximately offset by higher depreciation and amortization by $24 million and finance costs by $5 million recognized in the first quarter of 2019. Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Methanex Corporation share price [1]	$56.86	$48.17	$60.65
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	6	1	4
Mark-to-market impact due to change in share price [2]	22	(87)	2
Total share-based compensation expense (recovery), before tax	$28	$(86)	$6
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

[2]	For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $85 million for the first quarter of 2019 compared with $62 million for the fourth quarter of 2018 and $59 million for the first quarter of 2018. Depreciation and amortization is higher by $23 million for the first quarter compared to the fourth quarter of 2018 and $26 million compared to the first quarter of 2018. Depreciation and amortization is higher compared to both comparative periods presented primarily due to the adoption of IFRS 16 in the first quarter of 2019 which resulted in an additional $24 million of depreciation of right-of-use (leased) assets. In prior periods an approximately equivalent amount would have been treated as operating lease expenses.
Finance Costs

	Three Months Ended
($ millions)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Finance costs	$28	$23	$24
Finance costs are primarily comprised of interest on borrowings and lease obligations. Finance costs are higher for the first quarter of 2019 compared to the fourth quarter of 2018 and the first quarter of 2018 primarily due to the adoption of IFRS 16 in the first quarter of 2019 which resulted in an additional $5 million of finance costs relating to lease obligations previously treated as operating lease expenses.
Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Finance income and other expenses	$—	$2	$4
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the first quarter of 2019 compared to the fourth quarter of 2018 is as follows:

	Three months ended March 31, 2019		Three months ended December 31, 2018
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$55	$78	$210	$117
Income tax expense	(9)	(22)	(33)	(27)
	$46	$56	$177	$90
Effective tax rate	17%	28%	16%	24%

We earn the majority of our income in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 27% and 28%, respectively. The United States statutory tax rate applicable to Methanex is 23% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 28% for the first quarter of 2019 compared to 24% for the fourth quarter of 2018. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
Demand
Global methanol demand in the first quarter of 2019 was approximately 3% higher than in the first quarter of 2018 and flat compared to the fourth quarter of 2018. Traditional demand, which represents approximately 55% of global demand, was lower in the first quarter compared to the fourth quarter due to seasonally lower demand in China and downstream outages in North America. We believe that growth in demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates. Demand for energy-related applications, which represents approximately 45% of global demand, increased in the first quarter as stabilizing oil prices improved methanol affordability for those applications. In addition, methanol-to-olefins (MTO) operating rates were higher in the first quarter of 2019 compared to the fourth quarter of 2018 as two facilities completed extended maintenance activities and are now operating at high rates. MTO demand is expected to grow in China as a number of plants are under construction and we expect at least two of these plants to start up in 2019 with the combined capacity to consume 3.6 million tonnes of methanol annually at full operating rates. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including pricing for their various final products, the degree of downstream integration of these units with other products, the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
In the first quarter, methanol industry supply was impacted by a number of planned and unplanned outages in the US, Europe, Middle East (including the Marjan plant in Iran) and Southeast Asia. Over the next few years, the majority of large-scale capacity additions outside of China are expected to be in the Americas and the Middle East. Caribbean Gas Chemical Limited is constructing a 1.0 million tonne plant in Trinidad with announced production targeted for late 2019. Yuhuang Chemical Industries announced it is progressing plans to complete a 1.7 million tonne project in St. James Parish, Louisiana with an announced target completion date in 2020.  There are other large-scale projects under discussion in North America; however, none have yet reached a final investment decision. In Iran, Kaveh Methanol Company announced completion of their 2.3 million tonne plant; however, the operational status of that plant is uncertain. There are other projects under construction in Iran, including the Bushehr plant, that we continue to monitor. We anticipate that new non-integrated capacity additions in China will be modest due to a continuing degree of restrictions placed by the Chinese government on new standalone coal-based capacity additions. We expect that new capacity in China will be consumed in that country.
Methanol Price
Following a volatile fourth quarter in 2018, methanol prices stabilized in February of the first quarter of 2019 due to steady methanol demand and a number of supply outages globally. Our average realized price in the first quarter decreased to $331 per tonne compared to $401 per tonne in the fourth quarter.

We increased our April Asia Pacific posted price to $370 per tonne, higher by $10 per tonne from the previous month, while our North American price remains at $432 per tonne. Our Europe contract price is set on a quarterly basis and our second quarter contract price also remains consistent with last quarter, at €360 per tonne. Future methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Apr 2019	Mar 2019	Feb 2019	Jan 2019
North America	432	432	432	442
Europe [2]	415	415	415	415
Asia Pacific	370	360	345	370
1    Discounts from our posted prices are offered to customers based on various factors.

[2]	€360 for Q2 2019 (Q1 2019 – €360) converted to United States dollars.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the first quarter of 2019 were $213 million compared with $218 million for the fourth quarter of 2018 and $245 million for the first quarter of 2018. The adoption of IFRS 16 results in higher cash flows from operating activities in the first quarter of 2019 of $28 million compared to both the fourth quarter of 2018 and the first quarter of 2018. The increase in operating cash inflows is offset by an increase in financing cash outflows. The increase in financing cash outflows reflects the repayments on lease obligations including financing costs. The adoption of IFRS 16 has no net cash impact.

The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q1 2019 compared with Q4 2018	Q1 2019 compared with Q1 2018
Change in Adjusted EBITDA (attributable to Methanex shareholders) [1]	$(3)	$(112)
Deduct change in Adjusted EBITDA of associate	(6)	2
Dividends received from associate	36	17
Cash flows attributable to non-controlling interests	(6)	(19)
Non-cash working capital	(21)	101
Income taxes paid	7	(13)
Share-based payments	(17)	(9)
Other	5	1
Increase (Decrease) in cash flows from operating activities	$(5)	$(32)
1 Included in Changes in Adjusted EBITDA (attributable to Methanex shareholders) is the increase in cash flows from operating activities associated with the adoption of IFRS 16 for the first quarter of 2019.

On March 18, 2019 we commenced a normal course issuer bid to purchase up to 3,863,298 common shares. To March 31, 2019, we have repurchased 99,893 common shares for $5.8 million.

During the first quarter of 2019 we paid a quarterly dividend of $0.33 per common share for a total of $25 million. We announced today that the Board of Directors has approved a 9% increase to our quarterly dividend to shareholders, from $0.33 per share per quarter to $0.36 per share per quarter.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At March 31, 2019, our cash balance was $285 million, including $43 million of cash related to our Egypt entity consolidated on a 100% basis and $10 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

We have a committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facility and long-term debt. We do not have any debt maturities until December 2019 other than normal course obligations for principal repayment related to our Egypt and other limited recourse debt facilities. We intend to refinance the $350 million notes due December 2019.
Capital Projects and Growth Opportunities
Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $65 million for the remainder of 2019. We anticipate spending $25 million to complete the first phase of the Chile I refurbishment in mid-2019 during the southern hemisphere winter months when we receive lower gas deliveries. Based on our ability to secure sufficient longer-term natural gas, we will complete the second phase of the refurbishment over the coming years.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

We continue to make good progress on a potential Geismar 3 production facility. We continue to expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision with the remaining approximately $35 million to be spent in the second quarter of 2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.
CONTROLS AND PROCEDURES

On January 1, 2019, we adopted IFRS 16 and implemented a new lease accounting system enabling us to comply with the IFRS 16 requirements. As a result, we have made additions and modifications to our internal controls over financial reporting. Notably, we have:

•	updated our policies and procedures related to how we account for leases; and

•	implemented controls surrounding contract review and new lease accounting system to ensure the inputs, processes, and outputs are accurate and complete.

Other than the items described above, during the first quarter of 2019, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADOPTION OF NEW ACCOUNTING STANDARDS
IFRS 16, Leases

We adopted IFRS 16, Leases ("IFRS 16" or "the standard") as issued by the IASB in 2016, which eliminates the operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the previous finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

We transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods. As part of the initial application of IFRS 16, we elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

On transition to IFRS 16, we recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity. When measuring lease liabilities, we discounted lease payments using the incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 4.4%.

The following table denotes the impact to Adjusted EBITDA and adjusted net income (before tax), depreciation and amortization and finance costs reported by Methanex for the first quarter 2019:

	Three Months Ended
	March 31, 2019
($ millions except per share amounts)	Excluding IFRS 16	IFRS 16 impact	Including IFRS 16
Adjusted EBITDA	$166	$28	$194
Less:
Depreciation and amortization	61	24	85
Finance costs	23	5	28
Other	3	—	3
Adjusted net income - before tax	$79	$(1)	$78
IFRIC 23, Uncertainty over Income Tax Treatments

In 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23" or "the Interpretation"). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:
• an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
• an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
• if it is not probable the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. The Corporation has retrospectively adopted the new interpretations with no impact on the consolidated financial statements.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards ("IFRS"), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, operating income and the amounts excluding the impact of IFRS 16. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Net income (attributable to Methanex shareholders)	$38	$161	$169
Mark-to-market impact of share-based compensation	22	(87)	2
Depreciation and amortization [1]	85	62	59
Finance costs [1]	28	23	24
Finance income and other expenses	—	(2)	(4)
Income tax expense	9	33	45
Earnings of associate adjustment [2]	19	10	19
Non-controlling interests adjustment [2]	(7)	(3)	(8)
Adjusted EBITDA (attributable to Methanex shareholders)	$194	$197	$306

[1]
Depreciation and amortization and finance costs for the period ended March 31, 2019 includes the impact of the adoption of IFRS 16 "Leases". The comparative periods have not been restated as the Company has adopted IFRS 16 using the modified retrospective approach.

[2]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Net income (attributable to Methanex shareholders)	$38	$161	$169
Mark-to-market impact of share-based compensation, net of tax	18	(71)	2
Adjusted net income	$56	$90	$171
Diluted weighted average shares outstanding (millions)	77	78	84
Adjusted net income per common share	$0.73	$1.15	$2.03

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended
($ millions)	Mar 31 2019	Dec 31 2018	Mar 31 2018
Revenue	$733	$977	$962
Methanex share of Atlas revenue [1]	116	81	93
Non-controlling interests' share of revenue [1]	(47)	(49)	(67)
Other adjustments	(2)	(1)	(1)
Adjusted revenue (attributable to Methanex shareholders)	$800	$1,008	$987

[1]	Excludes intercompany transactions with the Company.
Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
Amounts excluding the impact of IFRS 16

Amounts for the first quarter of 2019 excluding the impact of IFRS 16 presented in the first quarter 2019 MD&A have been reconciled to a GAAP measure, being depreciation and amortization and finance costs including IFRS 16 in the Adoption of New Accounting Standards section on page 14. Additionally, Adjusted EBITDA excluding the impact of IFRS 16 has been reconciled to Adjusted EBITDA including IFRS 16 in in the Adoption of New Accounting Standards section on page 14 with the reconciliation of Adjusted EBITDA to a GAAP measure on page 15.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. The first quarter of 2019 reflects the adoption of IFRS 16. Financial information in all comparative periods does not reflect the impact of IFRS 16. Refer to the Adoption of New Accounting Standards section on page 14. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Mar 31 2019	Dec 31 2018	Sep 30 2018	Jun 30 2018
Revenue	$733	$977	$1,044	$950
Adjusted EBITDA	194	197	293	275
Net income (attributable to Methanex shareholders)	38	161	128	111
Adjusted net income	56	90	152	143
Basic net income per common share	0.50	2.07	1.62	1.36
Diluted net income per common share	0.50	1.68	1.61	1.36
Adjusted net income per common share	0.73	1.15	1.92	1.75

	Three Months Ended
($ millions except per share amounts)	Mar 31 2018	Dec 31 2017	Sep 30 2017	Jun 30 2017
Revenue	$962	$861	$720	$669
Adjusted EBITDA	306	254	143	174
Net income (attributable to Methanex shareholders)	169	68	32	84
Adjusted net income	171	143	52	74
Basic net income per common share	2.02	0.81	0.38	0.96
Diluted net income per common share	2.00	0.81	0.38	0.89
Adjusted net income per common share	2.03	1.70	0.60	0.85

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 15 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income (loss), respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2019 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2019 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 19
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2018 Annual Management’s Discussion and Analysis and this First Quarter 2019 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 20
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2019	Mar 31 2018
Revenue	$732,697	$961,825
Cost of sales and operating expenses	(581,258)	(660,565)
Depreciation and amortization	(85,319)	(59,172)
Operating income	66,120	242,088
Earnings of associate (note 5)	18,054	20,462
Finance costs	(28,420)	(24,180)
Finance income and other expenses	(82)	3,649
Income before income taxes	55,672	242,019
Income tax (expense) recovery:
Current	(20,463)	(32,988)
Deferred	11,142	(11,724)
	(9,321)	(44,712)
Net income	$46,351	$197,307
Attributable to:
Methanex Corporation shareholders	$38,464	$168,683
Non-controlling interests	7,887	28,624
	$46,351	$197,307

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.50	$2.02
Diluted net income per common share (note 7)	$0.50	$2.00

Weighted average number of common shares outstanding (note 7)	77,254,680	83,698,173
Diluted weighted average number of common shares outstanding (note 7)	77,287,094	84,139,075

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2019	Mar 31 2018
Net income	$46,351	$197,307
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(40,157)	(25,011)
Forward element excluded from hedging relationships (note 10)	44,553	26,131
Items that will not be reclassified to income:
Actuarial gain on defined benefit pension plans	—	845
Taxes on above items	(1,101)	(516)
	3,295	1,449
Comprehensive income	$49,646	$198,756
Attributable to:
Methanex Corporation shareholders	$41,759	$170,132
Non-controlling interests	7,887	28,624
	$49,646	$198,756

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2019	Dec 31 2018
ASSETS
Current assets:
Cash and cash equivalents	$285,108	$256,077
Trade and other receivables	476,123	514,568
Inventories (note 2)	336,272	387,959
Prepaid expenses	28,126	32,541
Other assets (note 3)	54,861	60,931
	1,180,490	1,252,076
Non-current assets:
Property, plant and equipment (note 4)	3,469,695	3,025,095
Investment in associate (note 5)	179,283	197,821
Deferred income tax assets	66,656	59,532
Other assets (note 3)	73,560	74,475
	3,789,194	3,356,923
	$4,969,684	$4,608,999
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$570,522	$617,414
Current maturities on long-term debt (note 6)	386,121	383,793
Current maturities on lease liabilities	99,238	12,347
Current maturities on other long-term liabilities	37,293	33,799
	1,093,174	1,047,353
Non-current liabilities:
Long-term debt (note 6)	1,057,767	1,074,493
Lease liabilities	552,459	187,413
Other long-term liabilities	210,084	210,685
Deferred income tax liabilities	273,144	281,214
	2,093,454	1,753,805
Equity:
Capital stock	446,079	446,544
Contributed surplus	1,641	1,597
Retained earnings	1,117,209	1,145,476
Accumulated other comprehensive loss	(77,568)	(82,404)
Shareholders' equity	1,487,361	1,511,213
Non-controlling interests	295,695	296,628
Total equity	1,783,056	1,807,841
	$4,969,684	$4,608,999

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2017	83,770,254	$480,331	$2,124	$1,088,150	$(69,841)	1,500,764	$244,347	$1,745,111
Net income	—	—	—	168,683	—	168,683	28,624	197,307
Other comprehensive income	—	—	—	549	900	1,449	—	1,449
Compensation expense recorded for stock options	—	—	86	—	—	86	—	86
Issue of shares on exercise of stock options	15,550	463	—	—	—	463	—	463
Reclassification of grant date fair value on exercise of stock options	—	152	(152)	—	—	—	—	—
Payments for repurchase of shares	(650,000)	(3,727)	—	(34,229)	—	(37,956)	—	(37,956)
Dividend payments to Methanex Corporation shareholders	—	—	—	(27,611)	—	(27,611)	—	(27,611)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(7,222)	(7,222)
Equity contributions by non-controlling interests	—	—	—	—	—	—	—	—
Balance, March 31, 2018	83,135,804	$477,219	$2,058	$1,195,542	$(68,941)	$1,605,878	$265,749	$1,871,627
Net income	—	—	—	400,299	—	400,299	60,378	460,677
Other comprehensive income (loss)	—	—	—	—	(13,463)	(13,463)	—	(13,463)
Compensation expense recorded for stock options	—	—	276	—	—	276	—	276
Issue of shares on exercise of stock options	67,564	2,747	—	—	0	2,747	—	2,747
Reclassification of grant date fair value on exercise of stock options	—	737	(737)	—	—	—	—	—
Payments for repurchase of shares	(5,940,095)	(34,159)	—	(372,300)	0	(406,459)	—	(406,459)
Dividend payments to Methanex Corporation shareholders	—	—	—	(78,065)	—	(78,065)	—	(78,065)
Distributions made and accrued to non-controlling interests	—	—	—	—	0	—	(29,499)	(29,499)
Equity contributions by non-controlling interests	—	—	—	—	—	—	—	—
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841
Net income	—	—	—	38,464	—	38,464	7,887	46,351
Other comprehensive income (loss)	—	—	—	(1,541)	4,836	3,295	—	3,295
Compensation expense recorded for stock options	—	—	70	—	—	70	—	70
Issue of shares on exercise of stock options	2,700	86	—	—	—	86	—	86
Reclassification of grant date fair value on exercise of stock options	—	26	(26)	—	—	—	—	—
Payment for shares repurchased	(99,893)	(577)	—	(5,179)	—	(5,756)	—	(5,756)
Dividend payments to Methanex Corporation shareholders	—	—	—	(25,498)	—	(25,498)	—	(25,498)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,465)	(5,465)
Impact of adoption of IFRS 16	—	—	—	(34,513)	—	(34,513)	(3,355)	(37,868)
Balance, March 31, 2019	77,166,080	$446,079	$1,641	$1,117,209	$(77,568)	$1,487,361	$295,695	$1,783,056

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2019	Mar 31 2018
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$46,351	$197,307
Deduct earnings of associate	(18,054)	(20,462)
Dividends received from associate	35,967	18,932
Add (deduct) non-cash items:
Depreciation and amortization	85,319	59,172
Income tax expense	9,321	44,712
Share-based compensation expense	27,802	5,865
Finance costs	28,420	24,180
Other	514	1,114
Income taxes paid	(26,123)	(13,322)
Other cash payments, including share-based compensation	(21,105)	(16,889)
Cash flows from operating activities before undernoted	168,412	300,609
Changes in non-cash working capital (note 9)	44,825	(55,986)
	213,237	244,623

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(5,756)	(37,956)
Dividend payments to Methanex Corporation shareholders	(25,498)	(27,611)
Interest paid	(18,252)	(14,571)
Repayment of long-term debt and financing fees	(15,137)	(88,551)
Repayment of lease obligation	(24,934)	(2,188)
Restricted cash for debt service accounts	(100)	(295)
Distributions to non-controlling interests	(21,300)	(31,250)
Proceeds on issue of shares on exercise of stock options	86	463
Proceeds from other limited recourse debt	—	86,000
Changes in non-cash working capital related to financing activities (note 9)	—	5,983
	(110,891)	(109,976)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(88,647)	(55,821)
Restricted cash for capital projects	3,087	(86,000)
Changes in non-cash working capital related to investing activities (note 9)	12,245	2,734
	(73,315)	(139,087)
Increase (decrease) in cash and cash equivalents	29,031	(4,440)
Cash and cash equivalents, beginning of period	256,077	375,479
Cash and cash equivalents, end of period	$285,108	$371,039

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of IFRS 16 as described in our condensed consolidated interim financial statements for the three months ended March 31, 2018.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 24, 2019.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018.

Adoption of IFRS 16 "Leases"

The Company adopted IFRS 16, Leases ("IFRS 16" or "the standard") as issued by the IASB in 2016, which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the previous finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

The Company transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods. As part of the initial application of IFRS 16, the Company has elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 1
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

On transition to IFRS 16, the Company recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity. When measuring operating lease commitments, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 4.4%. The following reconciliation to the opening balance for lease liabilities as at January 1, 2019 is based upon the operating lease commitments as at December 31, 2018:

Jan 1 2019
Operating lease commitments at December 31, 2018	$427,289
Discounted using the incremental borrowing rate at January 1, 2019	4.4%
Finance lease liabilities recognized as at December 31, 2018	$358,440
Recognition exemption for:
Short-term leases	(777)
Leases of low-value assets	(8)
Extension and termination options reasonably certain to be exercised	75,753
Scope changes due to IFRS 16	18,880
Other	594
Lease liabilities at January 1, 2019	$452,882

The Company has updated its accounting policy for leasing to reflect the adoption of IFRS 16 as detailed below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•
the contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 2
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Short-term leases and lease of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Critical accounting estimates and judgments

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by a significant event or a significant change in circumstances.

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. Judgment is applied in determination of the stand-alone price of the lease and non-lease components.

IFRIC 23

In 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23" or "the Interpretation"). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:
• an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
• an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
• if it is not probable the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. The Corporation has retrospectively adopted the new interpretations with no impact on the consolidated financial statements.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2019 is $570 million (March 31, 2018 - $643 million).

3.	Other assets:

As at March 31, 2019, the Company holds $63.4 million (December 31, 2018 - $66.5 million) in cash and short-term, highly liquid investments held under restricted terms, of which $54.9 million (December 31, 2018 - $60.9 million) has been recorded as current as it is expected to be spent within one year. Use of the funds is primarily restricted for the construction of certain vessels, certain capital projects and funding of a debt service account.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 3
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at March 31, 2019	$2,895,343	$574,352	$3,469,695
Net book value at December 31, 2018	$2,857,266	$167,829	$3,025,095

a)	Owned assets

	Buildings, Plant Installations & Machinery	Ocean Going Vessels	Other	Total
Cost at March 31, 2019	$4,737,294	$202,682	$195,529	$5,135,505
Accumulated depreciation at March 31, 2019	2,072,182	50,209	117,771	2,240,162
Net book value at March 31, 2019	$2,665,112	$152,473	$77,758	$2,895,343
Cost at December 31, 2018	$4,698,142	$183,419	$189,058	$5,070,619
Accumulated depreciation at December 31, 2018	2,047,735	48,426	117,192	2,213,353
Net book value at December 31, 2018	$2,650,407	$134,993	$71,866	$2,857,266

b)	Right-of-use (leased) assets

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at March 31, 2019	$392,012	$208,320	$19,705	$31,366	$651,403
Accumulated depreciation at March 31, 2019	33,604	35,957	6,031	1,459	77,051
Net book value at March 31, 2019	$358,408	$172,363	$13,674	$29,907	$574,352
Cost at December 31, 2018	$87,800	$113,978	$16,032	$—	$217,810
Accumulated depreciation at December 31, 2018	15,204	29,333	5,444	—	49,981
Net book value at December 31, 2018	$72,596	$84,645	$10,588	$—	$167,829
Cost at January 1, 2019	$370,654	$207,721	$19,705	$30,399	$628,479
Accumulated depreciation at January 1, 2019	15,204	29,333	5,344	—	49,881
Net book value at January 1, 2019	$355,450	$178,388	$14,361	$30,399	$578,598

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 4
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Mar 31 2019	Dec 31 2018
Cash and cash equivalents	$5,421	$9,367
Other current assets	89,673	104,742
Non-current assets	249,165	255,822
Current liabilities	(35,969)	(32,022)
Other long-term liabilities, including current maturities	(145,119)	(145,359)
Net assets at 100%	$163,171	$192,550
Net assets at 63.1%	$102,961	$121,499
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$179,283	$197,821

	Three Months Ended
Statements of income	Mar 31 2019	Mar 31 2018
Revenue	$102,567	$132,723
Cost of sales and depreciation and amortization	(55,076)	(79,916)
Operating income	47,491	52,807
Finance costs, finance income and other expenses	(2,548)	(2,591)
Income tax expense	(16,332)	(17,788)
Net earnings at 100%	$28,611	$32,428
Earnings of associate at 63.1%	$18,054	$20,462

Dividends received from associate	$35,967	$18,932

b)	Contingent liability:
The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against Atlas in respect of the 2005 to 2012 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continue through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time. Atlas had partial relief from corporation income tax until late July 2014.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represent approximately 10% of Atlas produced methanol.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be resolved.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 5
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Long-term debt:

As at	Mar 31 2019	Dec 31 2018
Unsecured notes
$350 million at 3.25% due December 15, 2019	$349,273	$349,026
$250 million at 5.25% due March 1, 2022	248,586	248,480
$300 million at 4.25% due December 1, 2024	297,324	297,232
$300 million at 5.65% due December 1, 2044	295,258	295,238
	1,190,441	1,189,976
Egypt limited recourse debt facilities	87,906	101,226
Other limited recourse debt facilities	165,541	167,084
Total long-term debt [1]	1,443,888	1,458,286
Less current maturities [1]	(386,121)	(383,793)
	$1,057,767	$1,074,493

[1]	Long-term debt and current maturities are presented net of deferred financing fees.
During the quarter ended March 31, 2019, the Company made repayments of $1.5 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Significant covenant and default provisions of the facility include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Since 2015, certain conditions had not been met, resulting in a restriction on shareholder distributions from the Egypt entity. Under amended terms reached in 2017, shareholder distributions are permitted if the average gas deliveries over the prior 12 months are greater than 70% of gas nominations.

The Egypt limited recourse debt facilities contain covenants to complete certain mortgage registrations. The Company has sought and received waivers from lenders relating to these covenants until March 31, 2020. The Company does not believe that the finalization of these mortgage registrations are material. Whilst these covenants have been waived multiple times by the lenders, and circumstances have not materially changed, the Company cannot provide assurance that we will be able to obtain future waivers from the lenders.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2019, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three months ended March 31, 2019, and no adjustment was required for both the numerator and the denominator. For the three months ended March 31, 2018 the equity-settled method was more dilutive and an adjustment was required for both the numerator and the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months ended March 31, 2019 and March 31, 2018, stock options were considered dilutive, resulting in an adjustment to the denominator in both periods.
A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2019	Mar 31 2018
Numerator for basic net income per common share	38,464	168,683
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	1,699
Equity-settled expense	—	(1,776)
Numerator for basic and diluted net income per common share	38,464	168,606
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2019	Mar 31 2018
Denominator for basic net income per common share	77,254,680	83,698,173
Effect of dilutive stock options	32,414	65,926
Effect of dilutive TSARS	—	374,976
Denominator for diluted net income per common share	77,287,094	84,139,075

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at March 31, 2019 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2018	896,883	$51.27	1,447,301	$51.24
Granted	29,320	57.60	272,860	57.60
Exercised	(32,361)	38.33	(41,602)	36.66
Cancelled	(9,834)	64.08	(12,734)	48.66
Outstanding at March 31, 2019	884,008	$51.81	1,665,825	$52.66

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2018	198,221	$48.55
Granted	7,410	57.60
Exercised	(2,700)	31.73
Outstanding at March 31, 2019	202,931	$49.11

	Units Outstanding at March 31, 2019			Units Exercisable at March 31, 2019
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$25.97 to $35.51	3.88	197,381	$34.51	197,381	$34.51
$38.24 to $50.17	3.67	199,584	46.40	147,663	45.08
$54.65 to $78.59	3.67	487,043	61.04	366,126	62.67
	3.72	884,008	$51.81	711,170	$51.20
TSARs:
$25.97 to $35.51	3.92	311,404	$34.59	311,404	$34.59
$38.24 to $50.17	4.14	375,119	47.82	264,503	46.83
$54.65 to $78.59	4.79	979,302	60.27	488,540	63.78
	4.48	1,665,825	$52.66	1,064,447	$51.03
Stock options:
$25.97 to $35.51	3.92	53,767	$34.59	53,767	$34.59
$38.24 to $50.17	2.76	57,754	43.70	48,551	42.47
$54.65 to $78.59	3.66	91,410	61.06	69,400	62.78
	3.47	202,931	$49.11	171,718	$48.21

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2019 was $31.6 million compared with the recorded liability of $29.0 million. The difference between the fair value and the recorded liability of $2.6 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at March 31, 2019 using the Black-Scholes option pricing model.

For the three months ended March 31, 2019, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $12.8 million (2018 - $2.5 million) . This included an expense of $10.7 million (2018 - $0.1 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2019.

(iii)	Compensation expense related to stock options:

For the three months ended March 31, 2019, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2018 - $0.1 million). The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at March 31, 2019 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2018	209,092	17,361	579,778	—
Granted	8,577	74,520	—	134,930
Performance factor impact on redemption [1]	—	—	132,215	—
Granted in-lieu of dividends	985	529	1,784	777
Redeemed	(47,083)	—	(396,635)	—
Cancelled	—	—	(5,989)	—
Outstanding at March 31, 2019	171,571	92,410	311,153	135,707

[1]
Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2019.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Performance share units granted in 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.

Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2019 was $39.1 million compared with the recorded liability of $26.9 million. The difference between the fair value and the recorded liability of $12.2 million will be recognized over the weighted average remaining vesting period of approximately 2.3 years.

For the three months ended March 31, 2019, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was an expense of $14.9 million (2018 - $3.2 million). This included an expense of $11.4 million (2018 - $2.3 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2019.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2019 and 2018 were as follows:

	Three Months Ended
	Mar 31 2019	Mar 31 2018
Changes in non-cash working capital:
Trade and other receivables	$38,445	$(26,893)
Inventories	51,687	(52,462)
Prepaid expenses	4,415	(106)
Trade, other payables and accrued liabilities	(46,892)	29,239
	47,655	(50,222)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	9,415	2,953
Changes in non-cash working capital having a cash effect	$57,070	$(47,269)

These changes relate to the following activities:
Operating	$44,825	$(55,986)
Financing	—	5,983
Investing	12,245	2,734
Changes in non-cash working capital	$57,070	$(47,269)

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.
Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar 2 facility which it has designated as cash flow hedges. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility over the period to 2022. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges for its highly probable forecast natural gas purchases in Medicine Hat. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
As at March 31, 2019, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $414 million (December 31, 2018 - $426 million) and a negative fair value of $101.9 million (December 31, 2018 - negative fair value $105.7 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2019, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 30 million euros (December 31, 2018 - 45 million euros). The euro contracts had a positive fair value of $0.8 million included in current assets (December 31, 2018 - positive fair value $0.3 million included in current assets).

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash inflows (outflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(7,593)	(35,204)	(38,342)	(34,861)	$(116,000)
Euro forward exchange contracts	791	—	—	—	$791
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2019
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,457,170	$1,457,963

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	Q1 2019	2018	Q4	Q3	Q2	Q1	2017	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	1,921	7,002	1,599	1,790	1,729	1,884	7,229	1,930	1,753	1,790	1,756
Purchased methanol	473	3,032	908	802	709	613	2,289	633	757	387	512
Commission sales [1]	329	1,174	245	279	329	321	1,151	289	261	297	304
	2,723	11,208	2,752	2,871	2,767	2,818	10,669	2,852	2,771	2,474	2,572
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	437	1,606	389	478	252	487	1,943	558	502	350	533
Geismar (Louisiana, USA)	405	2,078	527	520	518	513	1,935	506	499	437	493
Trinidad (Methanex interest)	429	1,702	448	353	442	459	1,768	466	457	449	396
Egypt (50% interest)	141	613	155	128	165	165	534	145	71	159	159
Medicine Hat (Canada)	155	600	160	144	143	153	593	158	158	159	118
Chile	241	612	206	112	128	166	414	109	78	60	167
	1,808	7,211	1,885	1,735	1,648	1,943	7,187	1,942	1,765	1,614	1,866
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	331	405	401	413	405	402	337	350	307	327	365
($/gallon)	1.00	1.22	1.21	1.24	1.22	1.21	1.01	1.05	0.92	0.98	1.10

ADJUSTED EBITDA [3]	194	1,071	197	293	275	306	838	254	143	174	267

PER SHARE INFORMATION [3] ($ per common share attributable to Methanex shareholders)
Adjusted net income	0.73	6.86	1.15	1.92	1.75	2.03	4.71	1.70	0.60	0.85	1.56
Basic net income	0.50	7.07	2.07	1.62	1.36	2.02	3.64	0.81	0.38	0.96	1.47
Diluted net income	0.50	6.92	1.68	1.61	1.36	2.00	3.64	0.81	0.38	0.89	1.46

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was no Tolling Volume produced in the first quarter of 2019 or the fourth quarter of 2018. There was 40,000 MT of Tolling Volume in the first quarter of 2018.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

[3]
The first quarter of 2019 reflects the adoption of IFRS 16. Financial information in all comparative periods do not reflect the impact of IFRS 16. Refer to the Adoption of New Accounting Standards section on page 14.

METHANEX CORPORATION 2019 FIRST QUARTER    PAGE 13
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 24, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary